December 19, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: C2 Blockchain, Inc.

Form 1-A

Filed July 5, 2023

File No. 024-12295

To the men and women of the SEC:

On behalf of C2 Blockchain, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 20, 2024 addressed to Mr. Levi Jacobson, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A/A on August 23, 2024.

Amendment No. 4 to Offering Statement on Form 1-A General

1.	Please revise your disclosure throughout to update industry-related information to the latest practicable date, as appropriate. As examples only, we note that:
•	In the third risk factor on page 9, you state that "[c]urrently, around 19,687,300 Bitcoins have been mined as of April 19, 2024 and are in circulation, leaving approximately 1,312,700 left to be mined."
•	In the third risk factor on page 14, you state that "[a]s of October 8, 2023, the market capitalization of Bitcoin was US $544 million, accounting for approximately 48% of the total capitalization of the global cryptocurrency market."

COMPANY RESPONSE:

We have revised our disclosure throughout to update industry-related information to the latest practicable date including but not limited to information in the third risk factor on page 9 and the third risk factor on page 14.

2.	We note your references to historical Bitcoin price data throughout your offering circular (see, e.g., pages 2, 6, 9 and 20). In each such instance, please ensure that you have included the source and date for such data.

COMPANY RESPONSE:

We included source and date for historical Bitcoin price data on pages 2,6,9 and 20.

Offering Circular Summary Business Description, page 2

3.    We note your disclosures at pages 2, 6 and 20 that, "At an approximate BTC price of $64,000, electricity price of $0.06 kWh, Mining Computer Hash Rate of 140 TH/s, each Antminer S19 XP generates about $6.73 in earnings per day, $201.95 earnings per month or $2,457.01 in earnings per year." Your reference to an "electricity price of $0.06 kWh" in this statement suggests that you include the cost of electricity in determining such earnings figures. However, based upon your tabular disclosures for your break-even analyses at page 20, it appears that these earnings figures exclude the cost of electricity. Please revise to clarify your disclosures as appropriate.

COMPANY RESPONSE:

We have revised to clarify our disclosures on pages 2,6 and 20 to include the cost of electricity.

4.	On page 2, in the second sentence of the paragraph beginning with, "For computations on break-even analysis and bitcoin mining economics...," your revised disclosure in response to prior comment 2 appears to cross-reference two separate risk factors, respectively titled “Our Breakeven Analysis may turn out to be inaccurate," and "The time frame to breakeven on the cost of one ASIC S19 XP mining machine is approximately 3 years based on cash method of accounting and 5 years under the straight line method of depreciation utilizing an approximate BTC market price of $64,000.” However, based upon your risk factor disclosure at the bottom of page 6, it appears that you intended to cross-reference one risk factor, rather than two separate risk factors. Please revise as appropriate. Also please revise your disclosure in the last paragraph on page 20 to address the substance of this comment.

COMPANY RESPONSE:

 We have revised our disclosure in response to prior comment 2.

Risk Factors

Substantial increases in the supply of mining machines..., page 11

5.	We note your risk factor disclosure that from August 2023 to August 2024, Bitcoin mining difficulty increased by approximately 62.11%. Please revise to quantify the Bitcoin mining difficulty at August 2023 and August 2024, respectively.

COMPANY RESPONSE:

We have revised to quantify the Bitcoin mining difficulty at December 2023 and December 2024, respectively.

6. Footnote 4 on page 11 appears to provide an incorrect date citation. In this regard, we note that your disclosure regarding the increase in Bitcoin mining difficulty from August 2023 to August 2024 cites to data retrieved as of October 9, 2023. Please revise or advise.

COMPANY RESPONSE:

We revised Footnote 4 on page 11 to Footnote 5 with correct date citation.

Risks Related to Regulatory Compliance and Other Legal Matters, page 16

7. Please revise your disclosure in the first three paragraphs on page 16 to provide a sub-caption for each risk factor presented.

COMPANY RESPONSE:

We have revised to provide a sub-caption for each risk factor presented in the first three paragraphs on page 16.

Management's Discussion and Analysis, page 19

8. We note your disclosure that, “We plan to purchase the Antminer S19 XP mining machine. Each machine costs about $2,600.” Please disclose the source of the estimated purchase price of the Antminer S19 XP mining machine.

COMPANY RESPONSE:

We have revised to disclose the source of the estimated purchase price of the Antminer S19 XP mining machine as footnoted on page 19.

Competition, page 19

You state that within North America, your major competitors include Marathon Digital Holdings, Riot

Blockchain, Inc., Core Scientific, Inc., Bitfarms Ltd. and Iris Energy Ltd. Please tell us why you have chosen to identify the named companies as your competitors given the size of your company and the stage of your development. It appears that you should limit the competitors you identify by name to those companies whose resources and operations are similar to yours in size and scope. Please revise as appropriate or advise otherwise.

COMPANY RESPONSE:

We have revised to include competitors to those companies whose resources and operations appear similar to ours in size and scope.

Description of Business, page 20

10. On page 20, in the paragraph beginning with "Our operating results will vary widely...,"

you disclose that, "We assumed no salvage value after life expectancy of 2.5 years under the table for straight line depreciation" (emphasis added). Please reconcile this statement with your revised disclosure under "Break-even Analysis for One Antminer S-19 XP

Utilizing Straight-Line Method of Depreciation," which assumes that the life span of the

Antminer S19 XP mining machine is 5 years.

COMPANY RESPONSE:

We have reconciled on page 20 the life span of a Antminer S19 XP mining machine to be 5 years.

11. On page 20, please revise your tabular disclosure under the headings "Break-even Analysis for One Antminer S-19 XP Utilizing Cash Method of Accounting" and "Break- even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method of Depreciation," respectively, to disclose date at which the referenced assumptions were measured (e.g., difficulty factor, BTC/USD exchange rate, cost of Antminer S19 XP (hardware), etc.). Also please revise your tabular disclosures on page 20 under the "Bitcoin Mining Economics" heading to make similar revisions.

COMPANY RESPONSE:

We have revised our tabular disclosure on page 20 "Break-even Analysis for One Antminer S-19 XP Utilizing Cash Method of Accounting" and "Break- even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method of Depreciation," respectively, to disclose date at which the referenced assumptions were measured (e.g., difficulty factor, BTC/USD exchange rate, cost of Antminer S19 XP (hardware), etc.). In addition, we have revised our tabular disclosures on page 20 under the "Bitcoin Mining Economics" heading to make similar revisions.

Break-even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method..., page 20

12. We note that you have revised the useful life of the Antminer S19 XP mining machine from 2.5 to 5 years. Please supplementally explain why this figure changed compared to the prior amendment. As appropriate, please provide support for your adjustment to this figure.

COMPANY RESPONSE:

We have stated the following on page 20 under "Break- even Analysis for One Antminer S-19 XP Utilizing Straight-Line Method of Depreciation," that “Bitmain does not explicitly state a lifespan estimate of 5 years. Industry discussions and miner specifications from vendors like cryptominerbros.com reinforce this typical lifespan estimate of 5 years based on several factors, including hardware durability, maintenance practices, environmental conditions, and operating temperatures.” Accordingly, we have footnoted cryptominerbros.com at the bottom of the page 20.

10 Cryptominersbros.com (2024). Retrieved December 16, 2024 from https://www.cryptominerbros.com/blog/tips-to-expand-asic-miner-lifespan

Security Ownership of Certain Beneficial Owners and Management, page 28

13.       Please update the beneficial ownership table to reflect the most recent practicable date, as required by Item 12 of Form 1-A. We note that the chart is provided as of January 26, 2024.

COMPANY RESPONSE:

We have updated the beneficial ownership table to reflect the most recent practicable date.

Financial Statements

Note 1 - Organization and Description of Business, page F-7

14. We note your disclosure in Note 1 to the financial statements that, "The Company’s business plan is to concentrate on cryptocurrency related investments and development opportunities including but not limited to cryptocurrency mining, primarily for Bitcoin, for our own account." In an appropriate section, please describe in greater detail any "cryptocurrency related investments and development opportunities" that you will concentrate on, other than mining Bitcoin for your own account, as currently disclosed in your offering statement (see, e.g., pages 2 and 20).

COMPANY RESPONSE:

We deleted language in Note 1 to our Financial Statements that related to investments and development opportunities in cryptocurrency other than mining Bitcoin for our own account.

15. In your response to comment 1 in our letter dated March 1, 2024, you stated that, "We have revised our offering statement throughout to clearly and consistently discuss our intentions to mine, invest in or transact in only bitcoin mining and no mining of any other cryptocurrencies." However, your disclosure continues to suggest that you may mine, hold or transact in crypto assets other than Bitcoin. For example, your disclosure in Note 1 to the financial statements states that your business plans include "cryptocurrency mining, primarily for Bitcoin..." (emphasis added). Please revise throughout to clearly and consistently discuss your intentions to mine, invest in or transact in any crypto assets other than Bitcoin, and, if so, which ones. Alternatively, to the extent that there are none, please revise to so clarify.

COMPANY RESPONSE:

We have revised our offering statement throughout to clearly and consistently discuss our intentions to mine, invest in or transact in only bitcoin mining and no mining of any other cryptocurrencies. We deleted language in Note 1 to our Financial Statements that related to investments and development opportunities in cryptocurrency other than mining Bitcoin for our own account.

16. We note your responses to comment 3 in our letter dated August 3, 2023 and comment 4 in our letter dated December 18, 2023 stating that you have removed from your disclosure references to business plans related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies. However, your disclosure in Note 1 to the financial statements continues to include such reference. Please revise or advise.

COMPANY RESPONSE:

We deleted language in Note 1 to our Financial Statements that related to investments in private and/or public entities, joint ventures, and acquisitions of blockchain related companies.

Date: December 19, 2024

/s/ Levi Jacobson

Levi Jacobson

Chief Executive Officer